

Mail Stop 3561

August 5, 2016

Richard Resnick
Chief Executive Officer
Nuvel Holdings, Inc.
315 University Avenue
Los Gatos, California 95030

     Re: Nuvel Holdings, Inc.
              Form 8-K
              Filed July 8, 2016
              File No. 000-54249

Dear Mr. Resnick:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   It appears from your disclosure that you were a shell company as that term is defined in Rule 12b-2 under the Exchange Act prior to the OrangeHook acquisition, as you had no or nominal operations and no or nominal non-cash assets. Please tell us whether the transaction reported on this Form 8-K resulted in a change in your status as a shell company. If so, pursuant to Item 2.01(f) of Form 8-K, please amend your Form 8-K to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act. If you believe your status as a shell company has not changed as a result of the current transaction, please confirm that going forward, you will appropriately mark your Exchange Act filings to identify yourself as a shell company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products